EXHIBIT 5

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

RECONCILIATION OF SHAREHOLDERS’ EQUITY

(unaudited, € in millions)	Share Capital Premium	Accumulated Deficit	Totals
Balances at September 30, 2003, As-Reported	1,093.9	(9.5)	1,084.4

Cumulative effect of change in accounting principle	—	(1,151.6)	(1,151.6)

Net Loss First Half 2004	—	(108.9)	(108.9)

Balances at March 31, 2004	1,093.9	(1,270.0)	(176.1)